Rec'd 2/25/03

03011652 NGE
COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 25 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Continental Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East Broad Street
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Heilman II (614) 221-1800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

155 East Broad Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from these requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Continental Equities, Inc. for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2-21-03

Thomas P. Heilman II February 14, 2003

President

Title

Notary

TERRY S. HARRIS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 11-15-04

CONTINENTAL EQUITIES, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215-3611

Tel: (614) 221-1000
Fax: (614) 229-4647
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Continental Equities, Inc.

We have audited the accompanying statement of financial condition of Continental Equities, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Continental Equities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 17, 2003

CONTINENTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH	$ 58,177
FIXED ASSETS (Net of accumulated depreciation of $13,384)	3,923
CASH SURRENDER VALUE—OFFICER'S LIFE INSURANCE	19,983
TOTAL ASSETS	$ 82,083
LIABILITIES	
STOCKHOLDERS' EQUITY	
COMMON STOCK, no par value; 850 shares authorized; 200 shares outstanding	$ 35,000
RETAINED EARNINGS	47,083
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 82,083

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Syndication commissions	$ 112,000
Interest	514
Other	62
Total revenues	112,576
EXPENSES:	
Commission	56,000
Bad debt	23,314
Accounting	8,850
Legal	6,500
License and other	5,492
Administrative	5,319
Depreciation	1,798
Other operating	955
Total expenses	108,228
NET INCOME	$ 4,348

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,348
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	1,798
Bad debt expense	23,314
Decrease in accounts receivable—trade	1,900
Decrease in accounts payable—trade	(402)
Decrease in accounts payable—affiliate	(50,376)
Cash used by operating activities	(19,418)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(676)
Increase in cash surrender value—cash value of officer's life insurance policy	(1,131)
Net cash used by investing activities	(1,807)
NET DECREASE IN CASH	(21,225)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	79,402
CASH AND EQUIVALENTS AT END OF YEAR	$ 58,177

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE—December 31, 2001	$35,000	$42,735	$77,735
Net income		4,348	4,348
BALANCE—December 31, 2002	$35,000	$47,083	$82,083

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Continental Equities (the "Company") was incorporated on March 31, 1994 under the laws of the State of Ohio to engage primarily in brokerage and investment advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

Cash—Cash includes cash on deposit held at one banking institution.

Fixed Assets—Fixed assets, including computer equipment and furniture and fixtures, are being depreciated using the double-declining balance method over 5 and 7 years, respectively.

Revenue Recognition—The Company recognizes syndication commissions upon the successful completion of an offering. Syndication commissions of $112,000 were received from an affiliated company during 2002.

Income Taxes—The Company has elected to be treated as an S-Corporation for Federal and state income tax purposes. Accordingly, the Company is not required to pay income taxes and the Company's stockholders will include their respective share of the Company's taxable income in their individual tax returns.

Commission Expenses—The Company recognizes commission expenses as services are performed under the contract.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the Company's ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company had net capital of $58,177 which was $53,177 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0 to 1.

SUPPLEMENTAL SCHEDULES

CONTINENTAL EQUITIES, INC.

Schedule I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

STOCKHOLDERS' EQUITY		$ 82,083
NON ALLOWABLE ASSETS:		
Fixed assets	$ (3,923)	
Cash surrender value—officers' life insurance	(19,983)	
Total non allowable assets		(23,906)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		58,177
HAIRCUT ON SECURITIES		-
NET CAPITAL		$ 58,177
SCHEDULE OF AGGREGATE INDEBTEDNESS—		
Total liabilities		$ -
COMPUTATION OF NET CAPITAL REQUIREMENT—		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or minimum dollar net capital requirement ($5,000))		$ 5,000
Excess net capital		$ 53,177
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

There are no material differences between the amounts shown above and those reported in the Company's unaudited Focus Report as of December 31, 2002. Therefore, no reconciliation is deemed necessary.

CONTINENTAL EQUITIES, INC.

Schedule 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934, DECEMBER 31, 2002

As Continental Equities, Inc. does not hold funds or securities for, or owe money or securities to customers, an exemption under Section (k)(2)(i) is claimed.

January 17, 2003

To the Board of Directors of
Continental Equities, Inc.

In planning and performing our audit of the financial statements of Continental Equities, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 17, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP